PROSPECTUS SUPPLEMENT NO.6	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated April 5, 2022)	Registration No. 333-263923

Up to 7,003,383 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated April 5, 2022 (as amended, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-263923). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2023 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 7,003,383 shares of our common stock, $0.0001 par value per share (the “Common Stock”), by Lincoln Park Capital Fund, LLC (the “Selling Securityholder”). The shares included in this prospectus consist of shares of Common Stock that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Securityholder, from time to time after the date of this prospectus, pursuant to a common stock purchase agreement we entered into with the Selling Securityholder on February 18, 2022 (the “Purchase Agreement”), in which the Selling Securityholder has committed to purchase from us, at our direction, up to $50,000,000 of our Common Stock, subject to terms and conditions specified in the Purchase Agreement. Concurrently with our execution of the Purchase Agreement on February 18, 2022, we issued 100,000 shares of Common Stock to the Selling Securityholder as consideration for its irrevocable commitment to purchase shares of our Common Stock at our election in our sole discretion, from time to time after the date of this prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. See the section titled “Committed Equity Financing” in the Prospectus for a description of the Purchase Agreement and the section titled “Selling Securityholder” in the Prospectus for additional information regarding the Selling Securityholder.

We are not selling any shares of Common Stock being offered by this prospectus and will not receive any of the proceeds from the sale of such shares by the Selling Securityholder. However, we may receive up to $50,000,000 in aggregate gross proceeds from sales of our Common Stock to the Selling Securityholder that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

The Selling Securityholder may sell or otherwise dispose of the shares of Common Stock included in the Prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution” in the Prospectus for more information about how the Selling Securityholder may sell or otherwise dispose of the Common Stock being offered in the Prospectus. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

The Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “SRZN”. On March 21, 2023, the last reported sales price of the Common Stock as reported on Nasdaq was $1.03 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus supplement dated March 23, 2023

i

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 22, 2023

Surrozen, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39635	98-1556622
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

171 Oyster Point Blvd Suite 400
South San Francisco, California		94080
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: +1 (650) 489-9000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	SRZN	The Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one share of Common Stock	SRZNW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On March 22, 2023, Surrozen, Inc. issued a press release providing a business update regarding our research pipeline and key developmental goals for 2023.

Research and Development Pipeline Updates

SZN-043

Surrozen is developing SZN-043 for severe liver disease with an initial focus in severe alcoholic hepatitis. Clinical Development Timelines/Milestones:

•
Completed enrollment of the second cohort of the Phase 1a clinical trial in healthy volunteers
•
Enrolled first patient in the SZN-043 Phase 1a clinical trial in chronic liver disease, and expect data by the end of 2023
•
Initiate Phase 1b clinical trial in severe alcoholic hepatitis in 2024 with potential availability of proof-of-concept data in the second half of 2024

SZN-1326

Surrozen is initially developing SZN-1326 for moderate to severe ulcerative colitis.

•
Expect to re-initiate a Phase 1a clinical trial for SZN-1326 in healthy volunteers by mid-2023 with a lower dose based on the Minimum Anticipated Biological Effect Level (MABEL) following the evaluation of the clinical data and further preclinical work
•
Expect Phase 1a data in healthy volunteers by the end of 2023
•
Anticipate potential proof-of-concept data in ulcerative colitis (Phase 1b) in the second half of 2024

Research/Discovery Pipeline

•
Prioritized programs in lacrimal gland and cornea
•
Expect to nominate a fourth development candidate by end of 2023 and/or potentially entering into a strategic partnership

Corporate Updates

Results of Recent Corporate Prioritization Activities

Surrozen is focused on maintaining a strong balance sheet and prioritizing investments. Following the corporate prioritization and restructuring activities the company has an expected cash runway into the second half of 2024 which allows investment in key clinical and discovery programs. Cash, cash equivalents and marketable securities were approximately $75.8 million as of December 31, 2022.

Corporate Partnerships

Surrozen executed a partnership with Boehringer Ingelheim in the fourth quarter of 2022 to develop a Wnt agonist, SZN-413, for the treatment of people with retinal diseases. The company anticipates the potential to identify the lead Fzd-4-targeted Wnt agonist candidate by the end of 2023 which would trigger a $10 million milestone payment.

Intellectual Property

Surrozen has filed or licensed over 20 patent families related to key discoveries involving the WNT pathway and its modulation. Surrozen recently received notices of allowance from the United States Patent and Trademark Office (USPTO) for two patent families assigned to Surrozen related to the SZN-1326 program.

Financial Results for the Fourth Quarter and Full Year Ended December 31, 2022

The following are estimated unaudited preliminary financial results for the year ended December 31, 2022. Investors are advised to review those risk factors contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and the Company’s most recent Quarterly Report on Form 10-Q for the period ended September 30, 2022 under the heading “Risk Factors”. Our independent registered public accounting firm has not audited these preliminary financial results. Actual results may differ materially from these preliminary results as a result of the completion of closing procedures, final adjustments, and other developments arising between now and the time that our financial results are finalized.

Cash Position: Cash, cash equivalents and marketable securities were $75.8 million as of December 31, 2022, compared to $123.5 million as of December 31, 2021.

Collaboration and License Revenue: Collaboration and license revenue for the fourth quarter and year ended December 31, 2022, was $12.5 million, as compared to zero for the same periods in 2021. The increase was related to the non-refundable upfront payment pertaining to the Collaboration and License Agreement executed in October 2022.

Research and Development Expenses: Research and development expenses for the fourth quarter and full year ended December 31, 2022, were $9.4 million and $37.0 million, respectively, as compared to $10.9 million and $40.2 million for the same periods in 2021. The decreases were primarily due to the completion of manufacturing drug substance for SZN-1326 and SZN-043 in 2021. Research and development expenses include non-cash stock-based compensation expenses of $0.6 million and $1.6 million for the fourth quarter and year ended December 31, 2022, respectively as compared to $0.2 million and $0.7 million for the same periods in 2021.

General and Administrative Expenses: General and administrative expenses for the fourth quarter and full year ended December 31, 2022, were $5.2 million and $19.8 million, respectively, as compared to $4.1 million and $14.2 million for the same periods in 2021. The increases were primarily related to employee-related expenses, including stock-based compensation expenses, insurance costs and professional service fees, supporting the growth in operations and costs associated with being a public company. General and administrative expenses include non-cash stock-based compensation expenses of $1.0 million and $2.9 million for the fourth quarter and year ended December 31, 2022, respectively, as compared to $0.5 million and $1.6 million for the same periods in 2021.

Interest Income: Interest income for the fourth quarter and year ended December 31, 2022, were $0.5 million and $0.8 million, respectively, as compared to $42,000 and $0.1 million for the same periods in 2021. The increases were primarily related to the increase in interest rates on money market funds and marketable securities.

Other Income (Expense), Net: Other income (expense), net for the fourth quarter and year ended December 31, 2022, were a net other income of $0.9 million and $7.6 million, respectively, as compared to a net other expense of $1,000 and $0.3 million for the same periods in 2021. The variances were primarily related to the gain on the remeasurement of warrant liabilities and transaction costs incurred in connection with the business combination consummated in August 2021.

Net Loss: Net loss for the fourth quarter and year ended December 31, 2022, were $0.8 million and $36.0 million, respectively, as compared to $15.0 million and $54.6 million for the same periods in 2021.

Forward Looking Statements

This current report contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “will,” “plan,” “intend,” “potential,” “expect,” “could,” or the negative of these words and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Surrozen’s discovery, research and development activities, in particular its development plans for its product candidates SZN-1326, SZN-043, and SZN-413, including anticipated clinical development timelines and the availability of data, the potential for such product candidates to be used to treat human disease, the Company’s expectation that it will nominate a fourth product candidate by the end of 2023, the Company’s anticipated reduction in operating expenses in 2023 and expected cash runway into the second half of 2023. These statements are based on various assumptions, whether or not identified in this current report, and on the current expectations of the management of Surrozen and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Surrozen. These forward-looking statements are subject to a number of risks and uncertainties, including the initiation, cost, timing, progress and results of research and development activities, preclinical or and clinical trials with respect to SZN-1326, SZN-043, SZN-413 and potential future drug candidates; the Company’s ability to fund clinical trials and development efforts, whether with existing funds or through additional fundraising; Surrozen’s ability to identify, develop and commercialize drug candidates; Surrozen’s ability to successfully complete preclinical and clinical studies for SZN-1326,

SZN-043, SZN-413, or other future product candidates; the effects that arise from volatility in global economic, political, regulatory and market conditions; and all other factors discussed in Surrozen’s Annual Report on Form 10-K for the year ended December 31, 2021 and Surrozen's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 under the heading “Risk Factors,” and other documents Surrozen has filed, or will file, with the Securities and Exchange Commission. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Surrozen presently does not know, or that Surrozen currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Surrozen’s expectations, plans, or forecasts of future events and views as of the date of this current report. Surrozen anticipates that subsequent events and developments will cause its assessments to change. However, while Surrozen may elect to update these forward-looking statements at some point in the future, Surrozen specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Surrozen’s assessments of any date after the date of this current report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SURROZEN, INC.

Date:	March 23, 2023	By:	/s/ Charles Williams
Name: Charles Williams Title: Chief Financial Officer